NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF
$100 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Calgary, Alberta - April 6, 2006 (TSX - PMT.UN) Paramount Energy Trust ("PET") announced today the closing of its previously announced "bought deal" financing.  At closing, $100,000,000 principal amount of 6.25% convertible unsecured subordinated debentures (the "Debentures") were issued.  The Debentures are listed and posted for trading on the TSX under the symbol "PMT.DB.B".

The Debentures have a face value of $1,000 per Debenture, a coupon of 6.25%, a maturity date of April 30, 2011, and are convertible into trust units of PET at a price of $23.80 per trust unit.  The Debentures pay interest semi-annually on April 30 and October 31, with the initial interest payment on October 31, 2006.

The offering was underwritten by an underwriting syndicate co-led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc. and included Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Blackmont Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P., Raymond James Ltd. and Peters & Co. Limited.

PET is a natural gas-focussed Canadian energy trust.  PET's trust units are listed on the TSX under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Debentures have not been registered under the U.S. Securities Act and were not offered or sold in the United States except pursuant to exemptions from the registration requirements of such Act.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., administrator of Paramount Energy Trust

Suite 500, 630 - 4th Avenue S.W., Calgary, AB T2P 0J9

Telephone:  (403) 269-4400

Fax:  (403) 269-6336

Email:

info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer
Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer
Sue M. Showers, Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.